April 10, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:  Amanda Ravitz, Assistant Director

Re:	TearLab Corporation
Post-Effective Amendments Nos. 1 and 2 to Registration Statement on Form S-1
Filed March 30, 2012 and April 10, 2012
File No. 333-175861

Dear Ms. Ravitz:

TearLab Corporation (the “Company”) provides this response to the verbal comment of the staff of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form S-1.  In response to the staff’s comment, we have filed the information required by Part III of Form 10-K in an amendment to the Company’s Annual Report on Form 10-K and filed a post-effective amendment no. 2 to Form S-1.

*   *   *   *   *   *   *

There has been no material change in the Company’s operating or financial condition since the date of the latest financial data incorporated by reference in said registration statement.  The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in said registration statement.

In addition, the Company acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to our response is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (905) 636-0128.

Sincerely, TearLab Corporation /s/ William G. Dumencu William G. Dumencu, Chief Financial Officer

cc:      Martin J. Waters, Esq.
   Scott Watkinson, Esq.
           Wilson Sonsini Goodrich & Rosati